UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

23F, China Development Bank Tower
Address of Principal Executive Office (Street and Number)

No. 2, Gaoxin 1st Road, Xi'an, China 710075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Crystal Lee	011-86-29	81878277
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Future FinTech Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2018	By:	/s/ Yongke Xue
Yongke Xue
	Title:	Chief Executive Officer

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Anticipated Changes

We anticipate that we will report the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue. Sales for the three months ended September 30, 2018 were $0.3 million, a decrease of $4.1 million when compared to sales for the same period of the prior year. As a percentage, sales decreased by 93% for the three months ended September 30, 2018, when compared to total net sales for the same period of the prior year.

Sales from apple-related products as a percentage of total sales were 0% for the three months ended September 30, 2018, as compared to 13% for the same period of the prior year. Sales from concentrated kiwifruit juice and kiwifruit puree as a percentage of total sales were 27% and 4% for the three months ended September 30, 2018, and September 30, 2017, respectively. Sales from concentrated pear juice as a percentage of total sales were 6% and 0% for the three months ended September 30, 2018, and September 30, 2017, respectively.

Sales from our fruit juice beverages as a percentage of total sales were 65% and 83% for the three months ended September 30, 2018, and September 30, 2017, respectively. The absolute amount of sales were $0.2 million for the three months ended September 30, 2018, a decrease of $3.5 million, when compared to the sales of 3.7 million for the same period of the prior year.

Gross loss. The consolidated gross loss for the three months ended September 30, 2018 was $0.15 million, an increase of $0.07 million, from $0.08 million for the same period of 2017, primarily due to a decrease of sales from of our products as a result of a decrease in our sales volume.

The gross loss margin of concentrated apple juice for the third quarters of 2018 and 2017 were 0% and 5%, respectively. We did not sell any concentrated apple juice for the third quarter of 2018.

The gross loss margin of the concentrated kiwifruit juice and kiwifruit puree segment was 7% for the third quarter of 2018, as compared to the gross profit margin of 24% for the same period 2017, primarily due to a decrease in production during the third quarter of 2018 as a result of a decrease in market demand for our products, which resulted in a higher ratio of fixed expenses to the unit cost of our products.

The gross profit margin of the concentrated pear juice was 0% and 8% for the third quarter of 2018 and 2017, respectively, primarily due to the higher costs of raw materials.

The gross loss margin of our fruit juice beverages increased from 3% for the three months ended September 30, 2017, to a gross loss margin of 66% for the same period of 2018. The decrease of gross margin of fruit juice beverages was primarily due to a decrease in production, which resulted in a higher ratio of fixed expenses to the unit cost of our products. The decrease in production volume is mainly due to a decrease in quantity ordered from our customers as a result of heavy competition in the market.

Operating Expenses. General and administrative expenses increased by $8.7 million, from $8.7 million to $17.4 million for the three months ended September 30, 2018 compared to the same period of the last fiscal year. The increase was mainly due to an increase in bad debt expenses of $14.9 million in the third quarter of 2018.

Selling expenses increased by $0.5 million, from $0.2 million to $0.7 million for the three months ended September 30, 2018 as compared to the same period in 2017, mainly due to an increase in advertising costs for fruit juice beverages as we tried to increase our sales volume.

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